UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On July 11, 2008, Husky Energy Inc. issued a press release announcing the final results of its cash tender offer to purchase any and all outstanding capital securities due August 15, 2028. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: July 15, 2008

EXHIBIT A

July 11, 2008

For immediate release

Husky Energy Announces Results of Tender Offer for its Capital Securities

Due August 15, 2028

Calgary, Alberta – Husky Energy Inc. (TSX:HSE) today announced the final results of its previously announced cash tender offer to purchase, through its direct subsidiary Husky Oil Operations Limited, any and all of its outstanding 8.90 percent capital securities (the “Notes”). The tender offer was made pursuant to an Offer to Purchase dated June 12, 2008, which sets forth the terms of the tender offer.

The tender offer expired at 12:01 a.m., New York City time, today. U.S. $213,815,000 in the aggregate principal amount of the Notes, representing 95 percent of the outstanding Notes, was validly tendered (and not validly withdrawn) in the tender offer. The Company has accepted all such Notes for payment and has paid the full tender offer consideration pursuant to the terms of the tender offer.

Citi served as the dealer manager and Global Bondholder Services Corporation served as the depositary and information agent for the tender offer.

This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offer has been made only by and pursuant to the terms of the Offer to Purchase, the related Letter of Transmittal and the extension of the payment of the full tender offer consideration described in the Company’s news release dated June 26, 2008. The information in this news release is qualified by reference to those documents.

Husky Energy is a Canadian based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company with shares trading on the Toronto Stock Exchange under the symbol HSE.

For further information, please contact:

Patrick Aherne 403-298-6817

Manager, Investor Relations

Husky Energy Inc.